Exhibit 99.1

NEWS
FOR IMMEDIATE RELEASE

BMO Announces Retirement of Tayfun Tuzun, Names Rahul Nalgirkar CFO, BMO Financial Group

TORONTO, September 17, 2025 – BMO Financial Group today announced the upcoming retirement of its Chief Financial Officer (CFO) Tayfun Tuzun and the appointment of Rahul Nalgirkar to the role.

Mr. Tuzun joined BMO in 2020 and has led the bank’s enterprise and group-level finance teams, alongside treasury, corporate development, strategy, accounting, taxation, investor relations and financial performance management functions.

“Tayfun joined BMO during one of the most dynamic periods in our history, working with our leadership team to serve our clients, digitize and streamline operations, and acquire and integrate Bank of the West,” said Darryl White, Chief Executive Officer, BMO Financial Group. “BMO has benefited from Tayfun’s leadership and expertise, including his oversight of the effective management of capital, liquidity and funding as we established BMO as one of North America’s largest banks.”

Mr. Tuzun will retire from BMO in early 2026. Appointed to the board of directors of BMO’s U.S. subsidiary, BMO Financial Corp. in 2023, Mr. Tuzun plans to continue to serve in that capacity. Following a transition period as Deputy CFO, Rahul Nalgirkar will be appointed CFO, effective January 1, 2026, and join the bank’s Executive Committee.

Mr. Nalgirkar joined BMO in 2022 as CFO of BMO U.S. and of BMO’s commercial banking businesses in Canada and the U.S. Prior to joining BMO, Mr. Nalgirkar served as Line of Business Group CFO at Fifth Third Bank, following corporate finance roles at GE Capital, Citigroup, and CIT.

“Rahul is a dynamic, strategic, finance leader with a deep understanding of the financial services industry in North America and a proven collaborator and catalyst for performance,” continued Mr. White. “Whether it’s making progress for holistic and comprehensive service to our clients across our businesses and geographies or bringing our strategy to life and cutting through complexity to deliver results, Rahul’s impact is clear and significant. Tayfun will continue to work closely with Rahul through this transition period.”

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of July 31, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For further information: Media Relations Contact: John Fenton, Toronto, john.fenton@bmo.com, (416) 867-3996; Investor Relations Contacts: Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956; Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834